SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Cliffs Natural Resources Inc.
(Name of Issuer)

Common Shares, par value $0.125 per share
(Title of Class of Securities)

18683K101
(CUSIP Number)

Casablanca Capital LP

One World Trade Center, 46th Floor

New York, NY 10007

Attn: Douglas Taylor

(212) 759-5626

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Casablanca Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,231,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,231,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,231,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF; PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 7,231,520
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 7,231,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,232,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,345
	8	SHARED VOTING POWER 7,231,520
	9	SOLE DISPOSITIVE POWER 22,345
	10	SHARED DISPOSITIVE POWER 7,231,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,253,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 28, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on February 12, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 7, 2014 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 21, 2014 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on May 30, 2014 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on July 31, 2014 ("Amendment No. 5"), and Amendment No. 6 to the Original Schedule 13D, filed with the SEC on October 9, 2014 ("Amendment No. 6", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the shares of common stock, par value $0.125 per share (the "Common Stock"), of Cliffs Natural Resources Inc., an Ohio corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3 and 5 as set forth below. This Amendment No. 7 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $183,819,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Casablanca used a total of approximately $183,643,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Casablanca. The source of funding for the purchase of the Common Stock reported herein as beneficially owned by Casablanca is cash on hand and working capital of the Accounts. The shares of Common Stock reported herein as beneficially owned by Casablanca are or may be held from time to time in margin accounts established by the Accounts with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Mr. Drapkin used a total of approximately $21,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein for which Mr. Drapkin has sole voting power and sole dispositive power. The source of the funds used to acquire the Common Stock for which Mr. Drapkin has sole voting power and sole dispositive power is the personal funds of Mr. Drapkin and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Mr. Taylor used a total of approximately $155,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein for which Mr. Taylor may be deemed to have sole voting power and sole dispositive power. The source of the funds used to acquire the Common Stock for which Mr. Taylor may be deemed to have sole voting power and sole dispositive power is the personal funds of Mr. Taylor and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 7,254,865 shares of Common Stock, constituting approximately 4.7% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 153,422,672 shares of Common Stock outstanding as of October 26, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on October 29, 2015.

(i)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 7,231,520 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,231,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,231,520 shares of Common Stock

(ii)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 7,231,520 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,231,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,231,520 shares of Common Stock

(iii)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 7,231,520 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,231,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,231,520 shares of Common Stock

(b) Casablanca serves as investment advisor to certain investment funds or managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the shares of Common Stock held for such Accounts. Each of Messrs. Drapkin and Taylor, as co-managing members of Casablanca GP, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Accounts. Mr. Drapkin has sole voting power and sole dispositive power over the 1,000 shares of Common Stock owned by him in record name. Mr. Taylor has sole voting power and sole dispositive power over the 22,345 shares of Common Stock directly beneficially owned by him.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 7 of 9 Pages

The Reporting Persons may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Collectively, the Reporting Persons may be deemed to beneficially own 7,254,865 shares of Common Stock, representing approximately 4.7% of the outstanding shares of Common Stock. Casablanca disclaims beneficial ownership of any shares of Common Stock for which Mr. Drapkin or Mr. Taylor has sole voting power and sole dispositive power. In addition, Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock for which Mr. Taylor has sole voting power and sole dispositive power and Mr. Taylor disclaims beneficial ownership of any shares of Common Stock for which Mr. Drapkin has sole voting power and sole dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) The shares of Common Stock directly beneficially owned by Mr. Taylor are held in a trust account for his children for which his spouse serves as trustee. Other than as described herein, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) November 6, 2015.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2015

CASABLANCA CAPITAL LP

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 9 of 9 Pages

SCHEDULE A

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Casablanca

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Range of Prices Per Share ($)
11/6/2015	(675,000)*	3.15	3.02 – 3.30

* Represents a sale by Casablanca of shares of Common Stock on the open market in order to satisfy redemption requests.

Mr. Taylor

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/1/2015	7,945**	2.36

**On July 13, 2015 the Board of Directors of the Issuer approved the Nonemployee Director Retainer Share Election Program (the "Retainer Election Program") pursuant to which the nonemployee directors may elect to receive all or any portion of their annual retainer and any other fees earned in cash in common shares of the Company beginning with the fourth quarter 2015 payment. The number of shares reported reflect the Mr. Taylor's election to participate in the Retainer Election Program at 50%.